Exhibit 99.1

News Release #45/2012 2012-09-27

Baja Mining Announces Standstill Extension
and Updates on Technical Report Status

Vancouver, September 27, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that the lenders to its 49% owned subsidiary, Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”), have agreed to an extension to the second standstill agreement announced by Baja on August 7, 2012.

The second standstill agreement originally expired on September 15, 2012, but has now been extended to October 1, 2012. MMB currently has enough funds to allow construction of the Boleo Project to continue until October 1, 2012, by which date MMB will require additional funds.

SRK Consulting (“SRK”) was retained in July 2012 to prepare an updated NI 43-101 compliant technical report on the Boleo project. The updated report was expected to be completed by September 2012. However, the work has proved to be more complex than anticipated. SRK is currently updating the project’s resources, reserves and mining method in light of the announced increase in capital and operating costs.

Baja has been informed that SRK will provide a summary of the report in November 2012, the contents of which will be disclosed by Baja in a news release. SRK will deliver, and Baja will file, the final NI 43-101 compliant technical report within 45 days of the November announcement.

Under the terms of its agreement with the Korean Consortium announced July 26, 2012, Baja has 60 days from the filing of the SRK technical report to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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